SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

GFI Group Inc.

(Name of Subject Company)

GFI Group Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

361652209

(CUSIP Number of Class of Securities)

Christopher D’Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Morton A. Pierce, Esq.
Bryan J. Luchs, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787
(212) 819-8200

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by GFI Group Inc., a Delaware corporation (“GFI”), with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding shares of GFI’s common stock, par value $0.01 per share (the shares of GFI’s common stock being referred to as the “Shares”), for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 2.                                 Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented by deleting the first paragraph of the section entitled “Tender Offer” and replacing it with the following:

This Statement relates to the unsolicited tender offer by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding Shares for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2014 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014 by Purchaser and BGC (as amended by Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 to Schedule TO filed with the SEC on November 12, 2014, November 19, 2014, November 20, 2014, December 10, 2014, December 19, 2014, January 7, 2015, January 9, 2015, January 14, 2015, January 15, 2015, January 20, 2015, January 21, 2015 and January 22, 2015 respectively, by Purchaser and BGC, together with exhibits thereto, the “Schedule TO”). The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. On November 20, 2014, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on December 9, 2014. On December 9, 2014, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 6, 2015. On January 7, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 27, 2015. On January 15, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on January 29, 2015. On January 20, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on February 3, 2015, unless further extended.

Item 3.           Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented by defining Amendment No. 1 to the CME Merger Agreement as “Amendment No. 1.”

Item 3 of the Statement is hereby amended and supplemented by deleting all references to “the CME Merger Agreement, as amended,” “the JPI Merger Agreement, as amended,” “the IDB Purchase Agreement, as amended” and replacing them with “the CME Merger Agreement, as amended by Amendment No. 1,” “the JPI Merger Agreement, as amended by Amendment No. 1 to the JPI Merger Agreement,” and “the IDB Purchase Agreement, as amended by Amendment No. 1 to the IDB Purchase Agreement,” respectively.

Item 3 of the Statement is hereby amended and supplemented by adding the following immediately after the third paragraph under the heading “CME Merger Agreement” in the section entitled “CME Transaction”:

On January 15, 2015, GFI, CME, Merger Sub 1, and Merger Sub 2, entered into Amendment No. 2 to the CME Merger Agreement (“Amendment No. 2”). The CME Merger Agreement, as amended by Amendment No. 1 and Amendment No. 2, provided, among other things, that the per share consideration payable in the CME Merger to GFI stockholders pursuant to the CME Merger Agreement would be increased to $5.60 per Share and that GFI stockholders would have the ability to elect to receive shares of CME Class A Common Stock and/or cash in the CME Merger, subject to proration as provided in the CME Merger Agreement.  Amendment No. 2 is filed as Exhibit (e)(27) to this Statement and is hereby incorporated herein by reference.

On January 22, 2015, GFI, CME, Merger Sub 1, and Merger Sub 2, entered into Amendment No. 3 to the CME Merger Agreement (“Amendment No. 3”). The CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, provides, among other things, that the per share consideration payable in the CME Merger to GFI stockholders pursuant to the CME Merger Agreement will be increased to $5.85 per Share and that GFI stockholders will have the ability to elect to receive shares of CME Class A Common Stock and/or cash in the CME Merger, subject to proration as provided in the CME Merger Agreement. Amendment No. 3 is filed as Exhibit (e)(32) to this Statement and is hereby incorporated herein by reference.

Item 3 of the Statement is hereby amended and supplemented by adding the following immediately after the fourth paragraph under the heading “JPI Merger Agreement and IDB Purchase Agreement” in the section entitled “CME Transaction”:

On January 15, 2015, CME, Merger Sub 3, Merger Sub 4, JPI, New JPI, and stockholders of JPI and New JPI entered into Amendment No. 2 to the JPI Merger Agreement. The JPI Merger Agreement, as amended by Amendment No. 1 to the JPI Merger Agreement and Amendment No. 2 to the JPI Merger Agreement, provided, among other things, that the per share consideration payable in the JPI Merger to the holders of shares of capital stock of New JPI pursuant to the JPI Merger Agreement would equal a fraction, the numerator of which equals the aggregate number of shares of CME Class A Common Stock that would be payable if the Shares held by New JPI were treated as stock election shares and converted into the applicable merger consideration provided for in the CME Merger Agreement and the denominator of which equals the maximum number of shares of New JPI common stock that could be issued and outstanding immediately prior to the effective time of the CME Merger, provided that, if the aggregate amount of cash to be paid in respect of the Shares in the CME Merger is less than the available cash of $116,833,200 (such amount the “Remaining Cash Amount”), then the merger consideration payable in the JPI Merger shall consist of (i) the cash that would be payable with respect to the Shares held by New JPI if such Shares were treated as cash election shares in the CME Merger and converted into the per share cash consideration provided for in the CME Merger Agreement (provided that with respect to the Shares held by the signatories of Amendment No. 2 to the JPI Merger Agreement, which are shareholders of JPI and New JPI, such amount shall be calculated on the basis of a per share cash consideration of $5.25) up to an aggregate amount not to exceed the Remaining Cash Amount (and in any event, not to exceed 16.5% of the aggregate merger consideration to be paid in the JPI Merger) and (ii) the number of shares of CME Class A Common Stock that would be payable if the remaining number of Shares held by New JPI were treated as stock election shares and converted into the applicable merger consideration provided for in the CME Merger Agreement (provided that with respect to the Shares held by the signatories of Amendment No. 2 to the JPI Merger Agreement, which are shareholders of JPI and New JPI, such amount shall be calculated on the basis of a per share cash consideration of $5.25).

On January 15, 2015, Merger Sub 2, IDB Buyer, CME, JPI, and New JPI entered into Amendment No. 2 to the IDB Purchase Agreement. The IDB Purchase Agreement, as amended by Amendment No. 1 to the IDB Purchase Agreement and Amendment No. 2 to the IDB Purchase Agreement, provides, among other things, that the cash purchase price payable in the IDB Transaction will be increased from $254,000,000 in cash to $281,833,200 in cash. In connection with the entry into Amendment No. 2 to the IDB Purchase Agreement on January 15, 2015, GFI Holdco Inc. entered into an Amended and Restated Commitment Letter (the “Subsequent Amended and Restated Commitment Letter”) with Jefferies that amends, restates and supersedes the Amended and Restated Commitment Letter. Pursuant to the Subsequent Amended and Restated Commitment Letter, Jefferies has committed to provide GFI Holdco Inc. a $225 million senior secured first lien term loan (the “Subsequent First Lien Term Loan Facility”) and a $122 million senior secured second lien term loan (the “Subsequent Second Lien Term Loan Facility”) as financing in connection with the IDB Transaction. The commitments to provide the Subsequent First Lien Term Loan Facility and the Subsequent Second Lien Term Loan Facility are subject to certain conditions set forth in the Subsequent Amended and Restated Commitment Letter. GFI Holdco Inc. will pay customary fees and expenses in connection with obtaining the Subsequent First Lien Term Loan Facility and the Subsequent Second Lien Term Loan Facility and has agreed to indemnify Jefferies if certain losses are incurred by it in connection therewith.  Amendment No. 2 to the JPI Merger Agreement, Amendment No. 2 to the IDB Purchase Agreement and the Subsequent Amended and Restated Commitment Letter are filed as Exhibit (e)(28), Exhibit (e)(29) and Exhibit (e)(30) to this Statement, respectively, and are hereby incorporated herein by reference.

On January 22, 2015, CME, Merger Sub 3, Merger Sub 4, JPI, New JPI, and stockholders of JPI and New JPI entered into Amendment No. 3 to the JPI Merger Agreement. The JPI Merger Agreement, as amended by Amendment No. 1 to the JPI Merger Agreement, Amendment No. 2 to the JPI Merger Agreement and Amendment No. 3 to the JPI Merger Agreement, provides, among other things, that the per share consideration payable in the JPI Merger to the holders of shares of capital stock of New JPI pursuant to the JPI Merger Agreement will equal the number of shares of CME Class A Common Stock that would be payable if the Shares held by New JPI were treated as stock election shares and converted into the applicable merger consideration provided for in the CME Merger Agreement; provided that with respect to those certain Shares indirectly held by each of (i) Messrs. Gooch, Heffron and Brown, and certain other stockholders of JPI and New JPI (collectively, the “$4.4380 Value Transferred Shares Stockholders” and such shares the “$4.4380 Value Transferred Shares”) or (ii) a certain stockholder of JPI and New JPI (the “$5.4571 Value Transferred Shares Stockholder” and such shares the “$5.4571 Value Transferred Shares”) such number will be calculated on the basis that the per share merger consideration provided for in the CME Merger Agreement is (i) $4.4380 in the case of the $4.4380 Value Transferred Shares Stockholders or (ii) $5.4571 in the case of the $5.4571 Value Transferred Shares.  Amendment No. 3 to the JPI Merger Agreement further provides that notwithstanding the foregoing, if the aggregate amount of cash to be paid in respect of the Shares in the CME Merger is less than the available cash of $116,833,200 (such amount the “Remaining Cash Amount”), then the merger consideration payable in the JPI Merger shall consist of (i) an amount of cash that would be payable with respect to the Shares held by New JPI if such Shares were treated as cash election shares in the CME Merger and converted into the per share cash consideration provided for in the CME Merger Agreement (provided that with respect to (a) the $4.4380 Value Transferred Shares, such amount will be calculated on the basis that the per share merger consideration provided for in the CME Merger Agreement is $4.4380 and (b) the $5.4571 Value Transferred Shares, such amount will be calculated on the basis that the per share merger consideration provided for in the CME Merger Agreement is $5.4571) up to an aggregate amount not to exceed the Remaining Cash Amount (and in any event, not to exceed 16.5% of the aggregate merger consideration to be paid in the JPI Merger) and (ii) the number of shares of CME Class A Common Stock that would be payable if the remaining number of Shares held by New JPI were treated as stock election shares and converted into the applicable merger consideration provided for in the CME Merger Agreement(provided that with respect to (a) the $4.4380 Value Transferred Shares, such amount will be calculated on the basis that the per share merger consideration provided for in the CME Merger Agreement is $4.4380 and (b) the $5.4571 Value Transferred Shares, such amount will be calculated on the basis that the per share merger consideration provided for in the CME Merger Agreement is $5.4571).

Amendment No. 3 to the JPI Merger Agreement is filed as Exhibit (e)(33) to this Statement and is hereby incorporated herein by reference.

Item 4.                                  The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by deleting all references to “the CME Merger Agreement, as amended” and replacing it with “the CME Merger Agreement, as amended by Amendment No. 1.”

Item 4 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph of the section entitled “Background of the Offer”:

From December 24, 2014 to January 14, 2015, the Special Committee and representatives of White & Case negotiated the terms of an agreement relating to the Revised BGC Proposal with representatives of Wachtell.

Meetings of the Special Committee were held on December 28, 2014 and December 29, 2014, at which the Special Committee further discussed the terms of the Revised BGC Proposal with representatives of White & Case, RLF and Greenhill.

On January 7, 2015, Purchaser further extended the Offer until 5:00 p.m., New York City time, on January 27, 2015, unless further extended. In addition, on January 7, 2015 BGC announced its intention to commence a proxy solicitation to solicit votes against the proposal to adopt the CME Merger Agreement at the Special Meeting.

On January 8, 2015, BGC filed its preliminary proxy statement to commence a proxy solicitation to solicit votes against the CME Merger at the Special Meeting.

In addition, on January 8, 2015, Shaun D. Lynn, President of BGC, sent a letter to the Board and the Special Committee notifying them of BGC’s continued interest to purchase all outstanding Shares for $5.45 per Share in cash. The text of the letter was as follows:

January 8, 2015

Board of Directors and Special Committee of GFI Group Inc.
c/o Christopher D’Antuono, General Counsel and Corporate Secretary
GFI Group Inc.
55 Water Street
New York, New York 10041

c/o Morton A. Pierce and Bryan J. Luchs
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036

To the Board of Directors and Special Committee of GFI Group Inc. (“GFI”):

As you know, BGC Partners, Inc. (“BGC”) has commenced a tender offer to acquire 100% of the shares of GFI for $5.45 in cash per share.  Our tender offer is fully financed, and we have already obtained all regulatory approvals necessary to complete the tender offer.  Moreover, to make it easier to complete our tender offer, we have reduced the minimum tender condition from a majority of outstanding shares on a fully diluted basis to 45% of the outstanding shares.  In contrast, GFI’s proposed transaction with a consortium of management and CME Group Inc. (“CME”) would only provide the GFI stockholders with $5.25 per share, consisting of a combination of cash and CME common stock, and requires approval of a majority of the outstanding GFI common stock held by persons other than the management consortium.  Our proposed offer is therefore superior to the joint CME/management bid in every way—value, form of consideration and certainty of closing.

Despite the clear superiority of our offer, we have faced continued obstacles and delaying tactics, which we believe are the result of actions taken by Michael Gooch and Colin Heffron, who have a conflicting personal commitment to the joint CME/management bid for GFI and are actively sabotaging the transaction with BGC.

Ongoing Negotiations

To recap the situation, over the past three years, we have expressed an interest in a potential combination of BGC and GFI, and members of our management and GFI management have had explicit discussions regarding such a potential combination.  Most recently, on July 29, 2014, we sent a letter to Messrs.  Gooch and Heffron expressly stating that we were interested in acquiring GFI, and that we could offer a price per share substantially in excess of GFI’s current trading price.  BGC received no response to this letter.  Instead, the next day, on July 30, 2014, GFI entered into a series of agreements with CME in which CME would acquire GFI for $4.55 per share.  The CME transaction had at least two extraordinary features: (1) first, CME agreed that, immediately after it acquired GFI, it would sell to a consortium of GFI management the brokerage business of GFI for $165 million in cash (for a business that had total balance sheet cash of $231 million on June 30, 2014 and $223 million as of September 30, 2014) and the assumption, at closing, of certain unvested deferred compensation and other liabilities; and (2) second, certain GFI stockholders, including entities controlled by Mr. Gooch that collectively control 38% of the outstanding GFI shares, entered into support agreements providing that they would vote in favor of the joint CME/management transaction and against any alternative bid, even if that bid is superior to the joint CME/management transaction, and would continue to vote against any alternative bid for up to one year after the CME/management transaction was terminated.  Because the GFI certificate of incorporation requires that mergers receive the approval of at least two-thirds of the stock voting at a stockholders meeting, the support agreement effectively precludes any alternative merger transaction for at least one year following the termination of the CME merger agreement.

Despite these obstacles, BGC continued to seek a superior transaction with GFI—for its shareholders as well as its customers and brokers.  On September 8, 2014, we sent a letter to the GFI board offering to acquire 100% of the GFI common stock at a premium of more than 15% to the price offered by the joint CME/management bid.  That offer was fully financed and not subject to any financing contingency.  We also commenced a tender offer to acquire 100% of the GFI stock at the same price.  Since that time, we have engaged in good-faith discussions with the GFI special committee for more than three months, and in the course of those discussions, we have resolved and addressed each and every meaningful issue raised by the GFI special committee.

Thus, the GFI special committee has in hand a fully negotiated set of agreements pursuant to which BGC can acquire all of the tendered shares of GFI common stock at $5.45 per share in cash.  Our offer price represents a premium of $0.20 per share over the joint CME/management bid and provides immediate and certain value to the GFI stockholders since it is all cash, as opposed to CME’s offer of mostly common stock and some cash.  Both the GFI special committee and the GFI board have claimed that shareholder value is their primary focus.  If this is true, we believe that both the GFI special committee and the GFI board are obligated to recommend the BGC superior offer to shareholders and support BGC’s bid, including by meeting the board condition outlined in BGC’s offer.

Equity Awards and Employment Agreements

We are also very troubled by the recent media reports that GFI brokers have asked GFI to amend their equity awards and broker employment agreements such that, if BGC completes its acquisition of GFI, the GFI brokers could quit GFI without consequence, and receive acceleration of all of their unvested equity awards.  According to media reports, the termination rights and accelerated vesting would apply only if BGC were to acquire GFI, and not if CME or any other entity or person were to acquire GFI.  It seems clear to us that these outrageous demands were encouraged and incited by Messrs. Gooch and Heffron and GFI management as a means to favor their own joint bid for the company.  These actions, if taken, would be against the interest of all GFI shareholders, who deserve the highest price for their stock.  The financial brokerage business is highly employee driven, and broker employment agreements and incentive compensation arrangements are critical to its success, at BGC and GFI.  If GFI were to agree to employee termination rights or provide these windfall acceleration of RSUs, it would greatly diminish the value of the company for the GFI stockholders, by self-inflicting a grave wound on GFI, merely to favor an inferior self-interested and conflicted transaction that only benefits Messrs. Gooch and Heffron.

We have been clear to the GFI special committee and reiterate now that we would consider any conduct by GFI that incentivizes GFI brokers to leave the company as a clear breach of the fiduciary duties of any director or officer who promotes or approves such incentives.  It cannot be in the interest of GFI’s public shareholders for management to promote or effect new compensation incentives that diminish the value of GFI by incentivizing GFI employees to leave the company in the event of the success of the BGC bid.  Such tactics are reminiscent of crown- jewel options, change-of-control puts, leveraged recapitalizations and other anti-takeover tactics that cannot be justified in a situation where management has already signed up a management- buyout agreement with a third party and a different third party has topped that bid.

BGC has attempted to address these employment issues by making clear in a recent press release that it would continue to honor previously agreed GFI RSUs or deferred compensation on the original vesting schedules, or, at the election of the employees, to pay for such units at $5.45 in cash.  Nevertheless, BGC reserves all its rights with respect to any such detrimental future actions by GFI or the officers and directors of GFI.

Delays by the GFI Board

We also believe that Messrs.  Gooch and Heffron have and continue to abuse their positions as directors of GFI to frustrate the consummation of our superior proposal.  For example, following GFI’s agreement with CME for a revised transaction price of $5.25 per share in cash and CME stock, we sent a letter on December 11, 2014 to the GFI board and special committee offering to increase our price to $5.45 per share in cash.  As part of our offer, we indicated that we would be willing to sign the tender offer agreement and related agreements containing the terms and conditions that we had negotiated with counsel to the special committee, including agreeing to the one remaining outstanding term that had been requested by counsel to the special committee.  Within a day of providing this letter, on December 12, 2014, the GFI special committee agreed that our offer could reasonably be expected to lead to a superior offer and that same day, the special committee requested that GFI convene a meeting of the GFI board to act on the special committee’s recommendation, both actions which are required Section 6.5(f) the CME merger agreement.  Despite this timely request, the GFI board, including Messrs.  Gooch and Heffron, failed to act on this recommendation for eleven days—until December 23, 2014—and acted only after meeting three times because the GFI board failed to take any action at the first two meetings.  Their reaction, when finally delivered, was included solely in an SEC filing, not in a public press release, at a time when most analysts, investors and reporters were unlikely to notice.

It seems obvious to us that the GFI board’s failure to take prompt action, including an action that was clearly recommended by the GFI special committee, is the result of the influence of Messrs.  Gooch and Heffron, who, despite their unambiguous conflicted financial interest in the transaction, are actually attending and participating in discussions at the GFI board meetings.  This flagrantly inappropriate participation is affecting the ability of the GFI board to promptly take the actions recommended by the GFI special committee.  This is a clear abuse by Messrs.  Gooch and Heffron of their positions as directors of GFI, and an attempt to use their positions to frustrate the consummation of our superior proposal in favor of their inferior proposal.  It is completely wrong and improper that, under these circumstances, Messrs.  Gooch and Heffron continue to attend board meetings.  Accordingly, we urge that Messrs.  Gooch and Heffron be excluded from any future deliberations by the GFI board or special committee on these matters.

Despite these tactics by Messrs.  Gooch and Heffron, we continue to be enthusiastic about the benefits of our superior offer both from a financial point of view for GFI’s stockholders and more generally for GFI’s customers, trading counterparties, regulators, vendors, brokers, and support staff.  We encourage the GFI board and special committee to reject Messrs.  Gooch and Heffron’s conflicted, self-serving actions and the abuse of their positions in GFI’s management and board in clear violation of their duties to all GFI stockholders and to take the actions necessary to support BGC’s clearly superior tender offer.

Sincerely,

/s/ SHAUN D. LYNN
Shaun D. Lynn
President

BGC Partners, Inc.
499 Park Avenue
New York, NY 10022

On January 9, 2015, BGC and Purchaser filed Amendment No. 7 to the Schedule TO, announcing the filing of its preliminary proxy statement.

On January 11, 2015, the Special Committee met with representatives of White & Case, RLF and Greenhill to continue discussing the Revised BGC Proposal.

On January 12, 2015, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to CME, sent drafts of an amendment to the CME Merger Agreement (the “Initial Amendment No. 2”), and drafts of amendments to the JPI Merger Agreement, the IDB Purchase Agreement and the Amended and Restated Commitment Letter to representatives of White & Case.  On the same day, representatives of White & Case distributed to the Special Committee the draft of the Initial Amendment No. 2, which contemplated, among other considerations, a revised offer price of $5.45 per Share, and drafts of the amendments to the JPI Merger Agreement and the IDB Purchase Agreement and a draft of the Subsequent Amended and Restated Commitment Letter

On January 13, 2015, BGC delivered to GFI an offer letter, dated January 13, 2015 (the “January 13 Offer Letter”), together with a tender offer agreement executed by BGC and Purchaser (the “January 13 Tender Offer

Agreement”). The January 13 Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 13 Offer Letter, BGC and Purchaser would amend the Offer, so that the consideration to purchase all outstanding Shares pursuant to the Offer would be increased to $5.60 per Share payable net to the seller in cash, without interest, and that the conditions to the closing of the Offer would be the ones set forth in the January 13 Tender Offer Agreement (the “January 13 Tender Offer Agreement Proposal”).

That same day, the Special Committee determined that the terms of the CME Merger Agreement, as amended by Amendment No. 1 and the Initial Amendment No. 2, are in the best interests of GFI and GFI stockholders and approved the CME Merger Agreement, as amended by Amendment No. 1 and the Initial Amendment No. 2. On the same day, with Messrs. Gooch and Heffron abstaining from the vote, the remaining members of the Board, acting on behalf of the entire Board, unanimously voted to approve, adopt and declare advisable the CME Merger Agreement, as amended by Amendment No. 1 and the Initial Amendment No. 2, and the CME Merger and further to recommend that GFI stockholders adopt the CME Merger Agreement, as amended by Amendment No. 1 and the Initial Amendment No. 2, and approve the CME Merger, and that the approval of the CME Merger be submitted for consideration of GFI stockholders at a special meeting of such stockholders.

On January 14, 2015, after approval of the CME Merger Agreement, as amended by the Initial Amendment No. 2, but prior to the parties executing the CME Merger Agreement, as amended by Amendment No. 1 and the Initial Amendment No. 2, CME sent a draft of Amendment No. 2 and revised amendments to the JPI Merger Agreement and IDB Purchase Agreement and a revised Subsequent Amended and Restated Commitment Letter to the Special Committee.  Amendment No. 2 contemplated, among other considerations, an increased offer price of $5.60 per Share.

Later that same day, the Special Committee met with representatives of White & Case, RLF and Greenhill to review the January 13 Tender Offer Agreement Proposal.

Also later that day, BGC and Purchaser filed Amendment No. 8 to Schedule TO, announcing delivery to GFI of the January 13 Offer Letter and January 13 Tender Offer Agreement.

On January 15, 2015, the Special Committee determined that the terms of the CME Merger Agreement, as amended by Amendment No. 1 and Amendment No. 2, are in the best interests of GFI and GFI stockholders and approved the CME Merger Agreement, as amended by Amendment No. 1 and Amendment No. 2. On the same day, the Board (with Messrs. Gooch and Heffron abstaining), the remaining members of the Board, acting on behalf of the entire Board, unanimously voted to approve, adopt and declare advisable the CME Merger Agreement, as amended by Amendment No. 1 and Amendment No. 2, and the CME Merger and further to recommend that GFI stockholders adopt the CME Merger Agreement, as amended by Amendment No. 1 and Amendment No. 2, and approve the CME Merger, and that the approval of the CME Merger be submitted for consideration of GFI stockholders at a special meeting of such stockholders.

That same day, Amendment No. 2 was executed by CME and GFI, and the parties to the JPI Merger Agreement, the IDB Purchase Agreement and the Subsequent Amended and Restated Commitment Letter executed the respective amendments, as applicable, to such agreements.

Before the NYSE opened on January 15, 2015, CME and GFI issued a joint press release announcing the execution of the CME Merger Agreement, as amended by Amendment No. 1 and Amendment No. 2. The press release issued by CME and GFI on January 15, 2015 is filed as Exhibit (e)(31) to the Statement and is incorporated herein by reference.

Later that same day, BGC delivered to GFI an offer letter, dated January 15, 2015 (the “January 15 Offer Letter”), together with a tender offer agreement executed by BGC and Purchaser (the “January 15 Tender Offer Agreement”). The January 15 Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 15 Offer Letter, BGC and Purchaser would amend the Offer, so that the consideration to purchase all outstanding Shares pursuant to the Offer will be increased to $5.85 per Share payable net to the seller in cash, without interest, and that the conditions to the closing of the Offer would be the ones set forth in the January 15 Tender Offer Agreement (the “January 15 Tender Offer Agreement Proposal”).

That same day, BGC and Purchaser filed Amendment No. 9 to the Schedule TO, announcing a revision to the Offer, so that the consideration to purchase all outstanding Shares pursuant to the Offer would be increased to $5.75 per Share payable net to the seller in cash, without interest and less any required withholding taxes (the “January 15 Offer”).

Following receipt of the January 15 Offer Letter and the January 15 Tender Offer Agreement, that same day, the Special Committee, in consultation with representatives of White & Case, RLF and Greenhill, reviewed the January 15 Tender Offer Agreement Proposal and the January 15 Offer. The Special Committee unanimously determined that the January 15 Tender Offer Agreement Proposal could reasonably be expected to lead to a Superior Proposal (as defined in the CME Merger Agreement) and is a Superior Proposal and resolved to recommend that the Board determine the same and effect a Change in Recommendation (as defined in the CME Merger Agreement) (the “January 15 Recommendations”). That same day, the Special Committee requested that GFI convene a meeting of the Board to act on the January 15 Recommendations.

Due to scheduling conflicts, the Board was unable to meet before the morning of January 19. At the January 19 meeting, the Board discussed the January 15 Tender Offer Agreement Proposal. All members of the Board considered the January 15 Recommendations, which were determined in good faith after consultation with the Special Committee’s outside legal counsel and independent financial advisor.  At the meeting, Messrs. Fanzilli and Magee, acting in their capacity as members of the Board, voted in favor of the Special Committee’s January 15 Recommendations and determined that the January 15 Tender Offer Agreement Proposal could reasonably be expected to lead to a Superior Proposal and is a Superior Proposal and that the Board effect a Change in Recommendation, because, among other things, the Special Committee believed that the conditions to the January 15 Tender Offer Agreement Proposal were reasonable for the deal proposed, comparable to the CME Merger Agreement conditions while giving effect to the different structures and, in general, within the control of GFI, there was no reason to believe that, subject to the satisfaction of the conditions, BGC would not consummate the transaction and its offer was made to, and could be accepted by, all GFI stockholders. The Special Committee, after receiving advice from Greenhill, was also satisfied that BGC had the financial capability to consummate the transaction, which was not conditioned on financing. Ms. Cassoni addressed concerns about the public stockholders and voted against the Special Committee’s January 15 Recommendations and determined that the January 15 Tender Offer Agreement Proposal could not reasonably be expected to lead to a Superior Proposal (as defined in the CME Merger Agreement) and is not a Superior Proposal and that the Board not effect a Change in Recommendation (as defined in the CME Merger Agreement). She indicated that the reasons for her votes were, among other things, that she believed that the January 15 Tender Offer Proposal was highly conditional and presented significant execution risks.  Messrs. Gooch and Heffron also voted against the Special Committee’s January 15 Recommendations and determined that the January 15 Tender Offer Agreement Proposal could not reasonably be expected to lead to a Superior Proposal and is not a Superior Proposal and that the Board not effect a Change in Recommendation for the same reasons as Ms. Cassoni, resulting in the determination by the Board that the January 15 Tender Offer Agreement Proposal could not reasonably be expected to lead to a Superior Proposal and is not a Superior Proposal and the Board’s further determination not to effect a Change in Recommendation.

On January 20, 2015, representatives of Skadden sent a draft of Amendment No. 3 to the CME Merger Agreement (“Amendment No. 3”), and a draft of Amendment No. 3 the JPI Merger Agreement. On the same day, representatives of White & Case distributed to the Special Committee the draft of Amendment No. 3 to the CME Merger Agreement, which contemplates, among other considerations, a revised offer price of $5.85 per Share, and the draft of Amendment No. 3 to the JPI Merger Agreement.

On the morning of January 20, 2015, CME issued a press release announcing the delivery to GFI of Amendment No. 3.

Later that same day, BGC delivered to GFI an offer letter, dated January 20, 2015 (the “January 20 Offer Letter”) together with a tender offer executed by BGC and Purchaser (the “January 20 Tender Offer Agreement”).  The January 20 Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 20 Offer Letter, BGC and Purchaser would amend the Offer, so that the consideration to purchase all outstanding Shares pursuant to the Offer would be increased to $6.20 per Share payable net to the seller in cash, without interest, and that the conditions to the closing of the Offer would be those set forth in the January 20 Tender Offer Agreement.

Also later that day, BGC and Purchaser filed Amendment No. 10 to the Schedule TO, announcing a revision to the Offer so that the consideration to purchase all outstanding Shares pursuant to the Offer will be increased to $6.10 per Share payable net to the seller in cash, without interest and less any required withholding taxes (the “January 20 Offer”). BGC also announced the delivery to GFI of the January 20 Offer Letter and the January 20 Tender Offer Agreement.

That same day, the Special Committee determined that the terms of the CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, are in the best interests of GFI and GFI stockholders and approved the CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Following receipt of the January 20 Offer Letter and the January 20 Tender Offer Agreement, at the same meeting, the Special Committee, in consultation with representatives of White & Case, RLF and Greenhill, reviewed the January 20 Tender Offer Agreement Proposal and the January 20 Offer. The Special Committee unanimously determined that both the January 20 Tender Offer Agreement Proposal and the January 20 Offer could reasonably be expected to lead to a Superior Proposal (as defined in the CME Merger Agreement). Following the meeting, the Special Committee requested that GFI convene a meeting of the Board to act on the recommendations.

The Board was unable to meet prior to the expiration of the January 20 Tender Offer Agreement Proposal, set at 11:59 p.m. Eastern Time on January 20, 2015.

On January 21, 2015, BGC and Purchaser filed Amendment No. 11 to the Schedule TO, announcing Institutional Shareholder Services’ recommendation that GFI stockholders vote against the CME Merger.

On January 22, 2015, the Board met along with the financial and legal advisors to the Special Committee, and the Special Committee reported that it had unanimously recommended that the Board approve, adopt and declare advisable the CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and the CME Merger and recommend to GFI stockholders that such stockholders adopt the CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and approve the CME Merger. After further discussion, the Board moved to vote on the CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3. With Messrs. Gooch and Heffron abstaining from the vote, the remaining members of the Board (which consisted of the members of the Special Committee and Ms. Cassoni), acting on behalf of the entire Board, unanimously voted to approve, adopt and declare advisable the CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and the CME Merger and further to recommend that GFI stockholders adopt the CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and approve the CME Merger, and that the approval of the CME Merger be submitted for consideration of GFI stockholders at a special meeting of such stockholders.

Also at the meeting, the Board discussed the January 20 Offer and considered the Special Committee’s recommendation that the January 20 Offer could reasonably be expected to result in a Superior Proposal (as defined in the CME Merger Agreement), which were determined in good faith after consultation with the Special Committee’s outside legal counsel and independent financial advisor. At the meeting, Messrs. Fanzilli and Magee, acting in their capacity as members of the Board, voted in favor of the Special Committee’s recommendation and determined that the January 20 Offer could reasonably be expected to lead to a Superior Proposal, in order to allow the Special Committee and its advisors to discuss the January 20 Offer with BGC. Ms. Cassoni addressed concerns about the public stockholders and voted against the Special Committee’s recommendation and determined that the January 20 Offer could not reasonably be expected to lead to a Superior Proposal. She indicated that the reasons for her vote was, among other things, that she believed that the January 20 Offer remains highly conditional and presents significant execution risks.  Messrs. Gooch and Heffron also voted against the Special Committee’s recommendation and determined that the January 20 Offer could not reasonably be expected to lead to a Superior Proposal for the same reasons as Ms. Cassoni resulting in the determination by the Board that the January 20 Offer could not reasonably be expected to lead to a Superior Proposal.

That same day, Amendment No. 3 to the CME Merger Agreement was executed by CME and GFI, and the parties to the JPI Merger Agreement executed Amendment No. 3 to the JPI Merger Agreement.

Also on January 22, 2015, BGC and Purchaser filed Amendment No. 12 to the Schedule TO, announcing Glass, Lewis & Co., LLC’s recommendation that GFI stockholders vote against the CME Merger.

On January 23, 2015, GFI issued a press release stating that the Board had postponed the Special Meeting, which will now be held on January 30, 2015, at 11:00 a.m. Eastern Standard Time, at the same location.  A copy of the press release is filed as Exhibit (a)(2)(C) to the Statement and is hereby incorporated by reference.

Item 8.                                 Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph under the section entitled “Extension of Offer Period”:

On January 20, 2015, Purchaser further extended the Offer until 5:00 p.m., New York City time, on February 3, 2015, unless further extended. According to the Schedule TO, as of 5:00 p.m. on January 16, 2015, approximately 13.9 million Shares were tendered pursuant to the Offer. The approximately 13.9 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 24.3% of outstanding Shares.

Item 9.                                 Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit to the exhibit table:

Exhibit
No.	Description

(a)(2)(C)	Press release issued by GFI Group Inc. (filed as Exhibit 99.1 to GFI Group Inc.’s Current Report on Form 8-K, filed on January 26, 2015).

(e)(27)

Amendment No. 2 to Agreement and Plan of Merger, dated as of January 15, 2015, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC (filed as Exhibit 2.1 to GFI Group Inc.’s Current Report on Form 8-K, filed on January 15, 2015).

(e)(28)

Amendment No. 2 to Agreement and Plan of Merger, dated as of January 15, 2015, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto (filed as Exhibit 2.2 to GFI Group Inc.’s Current Report on Form 8-K, filed on January 15, 2015).

(e)(29)

Amendment No. 2 to Purchase Agreement, dated as of January 15, 2015, by and among Commodore Acquisition LLC, GFI Brokers Holdco Ltd., CME Group Inc., Jersey Partners Inc. and New JPI Inc. (filed as Exhibit 2.3 to GFI Group Inc.’s Current Report on Form 8-K, filed on January 15, 2015).

(e)(30)

Amended and Restated Commitment Letter, dated as of January 15, 2015, between Jefferies Finance LLC and GFI Holdco Inc (filed as Exhibit 2.4 to GFI Group Inc.’s Current Report on Form 8-K, filed on January 15, 2015).

(e)(31)	Joint Press Release issued by GFI Group Inc. and CME Group Inc., dated January 15, 2015 (filed as Exhibit 99.2 to GFI Group Inc.’s Current Report on Form 8-K, filed on January 15, 2015).

(e)(32)	Amendment No. 3 to Agreement and Plan of Merger, dated as of January 22, 2015, by and among

GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC (filed as Exhibit 2.1 to GFI Group Inc.’s Current Report on Form 8-K, filed on January 22, 2015).

(e)(33)

Amendment No. 3 to Agreement and Plan of Merger, dated as of January 22, 2015, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto (filed as Exhibit 2.2 to GFI Group Inc.’s Current Report on Form 8-K, filed on January 22, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

Dated: January 26, 2015